Exhibit 99.1

ASM International N.V.

ASM International Sells NuTool IP Portfolio

BILTHOVEN, the Netherlands, December 12, 2006—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) announced that it has completed an agreement with an undisclosed party regarding the transfer of substantially all of the ASM® NuTool® Intellectual Property portfolio.

The sale of the NuTool portfolio is part of ASMI’s program for restructuring Front-end operations to streamline its leading-edge wafer processing product portfolio and to focus on Front-end profitability. In connection with the sale, ASM received net proceeds of approximately € 11 million and as a result expects to record a net impairment loss for the excess carrying value for goodwill and intangibles in the maximum amount of € 5 million.

The NuTool IP portfolio includes patents and patent applications that relate to copper metallization process technology, in particular, Electro Chemical Mechanical Deposition (EMCD™), and Electro Chemical Mechanical Polishing (eCMP®). In addition, the transfer includes ASM NuTool trademarks specific to the LuminaCu® and copper metallization technology.

According to the agreement, the transfer of the NuTool patents and patent applications included the granting of a license to ASM in the field of packaging technology. Other conditions and terms of the agreement were not disclosed.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on

Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven

Chief Financial Officer

+31 30 229 8540

Mary Jo Dieckhaus

US Investor Relations

+1 212 986 2900